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                             March 18, 2021

       Robert Machinist
       Chief Executive Officer
       Troika Media Group, Inc.
       101 S. La Brea Avenue
       Los Angeles, CA 90036

                                                        Re: Troika Media Group,
Inc.
                                                            Amendment No. 11 to
Draft Registration Statement on Form S-1
                                                            Submitted March 4,
2021
                                                            CIK No. 0001021096

       Dear Mr. Machinist:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 11 to Draft Registration Statement on Form S-1

       Risk Factors
       There is no guarantee that our PPP loan will be forgiven in whole or in part, page 17

   1. We note your disclosure that your PPP loan may not be forgiven in its entirety if you reduce employees'
salaries during the 24 week after the loan was received. We also note the salary reductions
and furlough in your Los Angeles office beginning on April 1, 2020.
                                                        Disclose whether you
expect your actions to affect the repayment status of your PPP loan.
       Use of Proceeds, page 31

   2. We note that you intend to use $2 million of the proceeds to discharge indebtedness.
                                                        Please provide the
disclosure required by Instruction 4 to Item 504 of Regulation S-K.
 Robert Machinist
Troika Media Group, Inc.
March 18, 2021
Page 2
Financial Statements, page F-1

3. Refer to the Separation Agreement with SAB Management, LLC dated as of February 28,
      2021 disclosed on page 68. Please provide disclosure of this agreement as a subsequent event or tell us the basis for your belief that disclosure is not required.
Note 9. Stockholders' Equity, page F-24

4. Please revise the roll-forward table of warrants granted, exercised, forfeited and expired on page F-26 to cover the six month period ending December 31, 2020.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Machinist
                                                            Division of
Corporation Finance
Comapany NameTroika Media Group, Inc.
                                                            Office of
Technology
March 18, 2021 Page 2
cc:       Elliot Lutzker, Esq.
FirstName LastName